

Mail Stop 4631

April 21, 2010

By U.S. Mail and Facsimile

Mr. Gene M. Bennett
Chief Financial Officer
China Architectural Engineering, Inc.
105 Baishi Road, Jiuzhou West Avenue
Zhuhai, People's Republic of China

> **Re:** **China Architectural Engineering, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Definitive Proxy Statement on Schedule 14A filed April 30, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **File No. 001-33709**

Dear Mr. Bennett:

      We have reviewed your response letter dated April 9, 2010 and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments.

<u>Prior Comment 3</u>

1.   We note your response to our prior comment three in our letter dated March 24, 2010. Please ensure you revise future filings to include disclosure similar to the information you provided in your response regarding your assessment of the collectability of the payments related to the Dubai projects.

<u>Form 10-K for the Fiscal Year Ended December 31, 2009</u>

<u>Note 9 – Convertible Bonds and Bond Warrants, page F-24</u>

2.   We note your response to our prior comment two in our letter dated March 24, 2010. Please further explain your statement that the BCF is required to be changed when the price is changed.

3.   We note your response to prior comment four in our letter dated March 24, 2010 and understand that due to an inadvertent reflection of a foreign currency exchange gain, additional paid-in capital was incorrectly reflected. Please provide us with a specific and comprehensive discussion regarding why you believe it is appropriate to correct this error in future filings and what consideration you have given to restating your results in a Form 10-K/A. Reference ASC 250.

Note 11 – Income Taxes, page F-26

4.   We note the draft income tax disclosure that you provided supplementally and remind you that at December 31, 2008 you had a current deferred tax asset that has not been reflected in your deferred tax table. Additionally, please revise to indicate what is meant and/or included in the line item "taxes at the applicable income tax rates" in the last table you have presented.

Note 17 – Subsequent Events, page F-31

5.   We appreciate your response to prior comment six from our letter dated March 24, 2010; however, we are still unclear as to when the original interest payments were due on the $28 million convertible bonds and how you determined your classification was appropriate. In this regard, please provide us with a specific and comprehensive discussion regarding when the interest payments were due. In addition, with a view towards future disclosure, please tell us how you determined it was appropriate to continue to classify the convertible bonds as long-term debt at December 31, 2009 as well as any other period in which you had overdue interest payments or any other violation of your debt agreements. Reference FASB ASC 470-10-45-1.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Tricia Armelin, Senior Staff Accountant, at (202) 551-3747 or, in their absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant